EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(amounts in thousands, except per share data)

	Year ended June 30,
	2002	2001	2000
Net Income	$30,465	$22,301	$38,412

Average shares outstanding during the period	24,992	22,634	22,620
Dilutive effect of stock options after application of treasury stock method	822	422	534

Average number of shares and equivalent shares outstanding during the period	25,814	23,056	23,154

Basic earnings per share	$1.22	$0.99	$1.70

Diluted earnings per share	$1.18	$0.97	$1.66